August 12, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Pearlyne Paulemon and Pam Howell

Re:	Tailwind 2.0 Capital Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted July 14, 2025

CIK No. 0002076616

Dear Ms. Paulemon and Ms. Howell:

On behalf of Tailwind 2.0 Acquisition Corp. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 8, 2025 (the “Comment Letter”) with respect to the above referenced Draft Registration Statement on Form S-1, submitted to the Commission by the Company on July 14, 2025 (the “Draft Registration Statement”).

The Company is concurrently filing with the Commission this letter and the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Registration Statement.

Draft Registration Statement on Form S-1 submitted July 14, 2025

Risk Factors

We may not be able to complete an initial business combination because ...., page 67

1.	With a view toward disclosure, please tell us whether your sponsor has any members who are a non-U.S. person.

Response: The Company has revised its disclosure on page 67 of the Registration Statement in response to the Staff’s comment.

Dilution, page 93

2.	We note that your calculations assume that you will not issue any ordinary shares as part of the combination consideration, and that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement units, as stated on page 66 of your prospectus.

Response: The Company has revised its disclosure on page 93 of the Registration Statement in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

August 12, 2025

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (561) 650-7951.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Tricia Branker, Esq.
Tricia Branker, Esq.

cc: Sharo M. Atmeh– Chief Executive Officer

Tailwind 2.0 Acquisition Corp.